Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

07022131

Basel, 5 March 2007

SUPPL

Roche raises dividend by 36 percent

Annual General Meeting approves Annual Report and financial statements for 2006 and appoints Pius Baschera and Wolfgang Ruttenstorfer to Board of Directors

Roche's Annual General Meeting, which was held today in Basel, has approved all the Board of Directors' proposals. The 680 shareholders in attendance, representing 137,557,426 or 85.97% of a total of 160,000,000 bearer shares, approved the 2006 Annual Report and financial statements. They also authorised a 36% increase in the gross dividend to 3.40 Swiss francs per share and non-voting equity, the twentieth dividend increase in as many years. Pius Baschera, Chairman of the Board of Directors of Hilti Corporation, and Wolfgang Ruttenstorfer, Chief Executive Officer and Chairman of the Executive Board of the leading central European oil and gas Group OMV, were appointed to the Board of Directors.

In his address to shareholders, Chairman and CEO Franz B. Humer summed up the year as follows: "We have maintained the strong business trend of recent years and achieved another extraordinarily good result – indeed the best in our company's 110-year history. Roche's sustained business success and scientific achievements put us in the advantageous position, compared to many of our competitors, of being able to address the challenges and opportunities of the healthcare market from a position of strength."

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Dr Humer also commented on controversial issues. Speaking about remuneration for the Corporate Executive Committee and Board of Directors , he said that Roche had first published open and transparent figures on the subject in its 2002 Annual Report. "This year's Annual Report contains a separate chapter that provides a detailed and comprehensive breakdown of the amounts paid to all members of the Board and Executive Committee. The information disclosed in this chapter goes beyond the new requirements of the Code of Obligations. Executive Committee and top management remuneration at Roche is geared to clearly defined performance criteria."

dw 4/5

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75

In his speech Arthur D. Levinson, Ph.D., Genentech's chairman and chief executive officer, underlined the unique relationship between Roche and Genentech. He pointed out that Roche and Genentech have a true collaboration across different areas including R&D and manufacturing, where the strengths of both companies are maximized. "Since Genentech's founding more than 30 years ago, science and innovation have been the driving force, and an important area of differentiation, behind our efforts to help patients with serious medical diseases" commented Arthur D. Levinson further. "Building on this commitment, in 2006 alone, Genentech received eight FDA approvals. During the past year, we focused on building our product portfolio, a key to our growth, adding seven new molecular entities to the development pipeline and receiving positive data from four Phase II clinical trials in oncology and immunology. In 2007 and beyond, we plan to continue to create value through excellent science, planning and investing for the long term, disciplined execution against our goals, and a passionate commitment to patients and our employees."

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the global leader in biotechnology, Roche contributes on a broad range of fronts to improving people's health and quality of life by supplying innovative products and services for the early detection, prevention, diagnosis and treatment of diseases. Roche is the world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. It is also engaged in other important therapeutic areas including autoimmune, inflammatory and metabolic disease and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

Annual Report 2006: www.roche.com/en/fig_annualresults_2006

Roche Board of Directors: www.roche.com/en/com_dir

Roche Group Media Office

Phone: +41 61 688 88 88 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Basel, 6 March 2007

FDA Accepts for Review Two Roche Diagnostics HPV Tests

Tests are designed to detect and genotype high-risk HPV types which, if present in persistent infections, can progress to cervical cancer

Roche Diagnostics announced today that the United States (U.S.) Food & Drug Administration has accepted for review its applications for two human papillomavirus (HPV) tests. The Amplicor HPV Test is designed to enable accurate detection of 13 of the more common high-risk HPV genotypes in standard clinical samples. The Linear Array HPV Genotyping Test is designed to identify which of the 13 high-risk HPV genotypes are present in a sample. Persistent infection with HPV is the principal cause of cervical cancer and its precursor, cervical intraepithelial neoplasia.

"DNA tests that are currently used in conjunction with Pap smear tests for cervical cancer screening can only tell if a woman has HPV infection, but cannot identify which type she has," said Daniel O'Day, head of Roche Molecular Diagnostics, the business area of Roche Diagnostics that developed the test. "We are pleased to be working with the FDA to bring both HPV detection and genotyping tests to the U.S. market. We believe availability of both tests could offer important, clinically relevant information to clinicians working to better identify and manage persistent, high-risk HPV infections before they progress to more serious forms of disease."

According to the U.S. Centers for Disease Control, genital infection with HPV is the most common sexually transmitted infection in the U.S. today. Over half of sexually active women and men are infected with HPV at some point in their lives. In most cases, infections with HPV are not serious. The majority are asymptomatic, transient, and will resolve without treatment. However, in some individuals, HPV infections result in Pap test abnormalities, and, rarely, cervical cancer.

High-risk HPV types are detected in 99 % of cervical cancers and worldwide approximately 70 % of cervical cancers are due to HPV types 16 and 18.[1] The American Cancer Society estimated that

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations
email:
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Basel, 16 March 2007

Combination therapy of Pegasys plus Copegus launched in Japan for patients with chronic hepatitis C

World's most prescribed hepatitis C combination now available in Japan

Roche and Chugai Pharmaceutical announce the launch of the antiviral Copegus (ribavirin) for the treatment of chronic hepatitis C, following reimbursement by the Japanese National Health Insurance (NHI). This means that Japanese patients and physicians now have access to the world's leading treatment combination for hepatitis C. Approximately 2 million people in Japan are infected with chronic hepatitis C.

"The availability of Pegasys plus Copegus means that patients and doctors in Japan have access to a powerful new combination in the fight against this terrible disease." said Alexander Zehnder, Business Leader for Pegasys at Chugai. "Chugai believes that the combination of Pegasys plus Copegus is an advancement of chronic hepatitis C treatment."

About Copegus in Japan

Copegus was approved in Japan on January 26, 2007 and is marketed by Chugai Pharmaceutical Co Ltd. Copegus is approved for use in combination with Pegasys (pegylated interferon alfa 2a (40KD)) to treat chronic hepatitis C in:

- Patients with genotype 1a or 1b with a high HCV-RNA viral load – the most common type of hepatitis C in Japan
- Non-responders or relapsers to interferon monotherapy – considered to be the most difficult type of hepatitis C to cure

About Pegasys in Japan

Pegasys, the market leader worldwide in hepatitis C therapy, provides significant benefit over conventional combination interferon therapy in hepatitis C patients of all genotypes. Pegasys is marketed in Japan by Chugai Pharmaceutical Co. Ltd. In Japan, Pegasys was the first pegylated interferon to be approved and has been reimbursed by the NHI since December 2003. The

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations
email: Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14

availability of Pegasys plus Copegus means that the gold standard treatment combinations are now available.

Key results from the study leading to this launch:

The phase III study was conducted in 300 Japanese hepatitis C patients. Of these patients, 200 were treatment naïve patients who had genotype 1b and 100 patients had previously been treated with interferon but were not cured (did not achieve a sustained virologic response, SVR).

- 59.4% of the treatment naïve patients who had genotype 1b and high viral load ($\geq$100 KIU/mL) achieved an SVR. This is a significantly higher response rate compared to the group treated with Pegasys alone, which was 24%.
- 51.4% of the most difficult to cure patients (genotype 1b, high viral load and no response to prior interferon treatment) achieved an SVR following a 48 week course of Pegasys plus Copegus

No unexpected safety considerations with combination therapy

Overall, the side effect profile was similar in the treatment groups and there was no difference in withdrawal rates. As expected, the rate of anaemia was higher in patients who received ribavirin.

About Hepatitis C in Japan

Hepatitis C is a potentially life threatening viral infection that can lead to liver inflammation, liver disease, cirrhosis or liver cancer. Transmitted through infected blood, approximately 2 million people in Japan are infected with hepatitis C. Worldwide, more than 170 million people are infected making it more prevalent than the HIV virus.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 19 March 2007

Roche's First Quarter Sales 2007 Conference Call
Wednesday 18th April, 2007

Roche will publish its Sales Results for the 1st Quarter of 2007 prior to the opening of the Swiss Stock Exchange on Wednesday 18th April, 2007.

07.00 CEST / 6.00 GMT / 1:00 AM EDT

Release will be e-mailed and posted on the Roche IR website http://ir.roche.com.

Presentation slides will be posted on the Roche IR website http://ir.roche.com.

14.00 - 15.15 CEST / 13:00 - 14:15 GMT / 8:00-9:15 AM EDT

Conference call will start with presentations by senior management followed by a Q&A session (live access to the speakers). Participants will be:

Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO
William M. Burns, CEO Division Roche Pharma
Severin Schwan, CEO Division Roche Diagnostics

Dial in to the conference 10-15 min prior to the scheduled start using the following numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+44 (0) 207 107 06 11 (UK)
+1 (1) 866 291 41 66 (USA Toll Free)

Alternatively a live audio webcast can be accessed via http://ir.roche.com.

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

A replay of the conference call will be available one hour after the conference call, for 48 hours.

Access is by dialing:

+41 91 612 43 30 (Europe and ROW) or

+44 207 108 62 33 (UK)

+1 (1) 866 416 25 58 (USA)

and will be asked to enter the ID 700 followed by the # sign

A replay of the webcast will be available on demand at http://ir.roche.com.

Best regards,

Karl Mahler

Head of Investor Relations

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 05 17
e-mail: nicolas.dunant@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Basel, 20. March 2007

New data from the US and Japan support: no established causal link between neuropsychiatric symptoms and treatment with Tamiflu

US databases indicate psychiatric symptoms lower in influenza patients taking Tamiflu versus those not taking Tamiflu

Clinical studies have shown[1] similar rates of neurologic and psychiatric events in pediatric influenza patients being treated with Tamiflu compared to those receiving no treatment for their influenza. Furthermore, recent data derived from US health insurance records[2] between 1999-2006 of over 101,000 influenza patients treated with Tamiflu and over 225,000 influenza patients not taking Tamiflu have shown that the Tamiflu treated patients showed a lower likelihood of experiencing a central nervous system (CNS) event such as delirium, delusion, confusion, hallucination, aggressive behaviour etc compared to those not receiving treatment ($p<0.001$).
During the 2005/2006 influenza season the Japanese Ministry of Health Labor and Welfare coordinated a scientific study on the occurrence of influenza-associated symptoms. In accordance with previous clinical trials data the study reported no increase in neuropsychiatric events in patients with influenza receiving Tamiflu versus those not receiving the drug[3].
Influenza is a serious, sometimes life-threatening disease and the infecting virus gives rise to a number of unpleasant symptoms including a high fever (40 degrees or more), tender joints/limbs, severe malaise, a racking cough and in some cases delirium, confusion and general disorientation. Influenza associated delirium and neuropsychiatric disorders are not uncommon and occur in the United States in approximately 4 of every 100 000 influenza patients in the US, resulting in hospitalization[4]. The incidence in Japan is believed even higher. A recent survey based on 1219 Japanese pediatric patients reported abnormal behavior in 1.7% of the patients[5]. A second study reported 50 Japanese pediatric patients hospitalized for influenza. The most common reason for hospitalization was "abnormal behavior" (28%)[6].

F. Hoffmann-La Roche Ltd. CH-4070 Basel | Corporate Communications | Tel. 061 - 688 88 88
Fax 061 - 688 27 75

Eduard Holdener, Roche's Chief Medical Officer, said: "Patient safety is a primary concern for Roche and since the introduction of Tamiflu, Roche has continuously monitored and reviewed post-marketing safety information and provides regular updates to the regulatory agencies". Roche is aware that a number of reports have been received in Japan of neuropsychiatric symptoms including delirium, with associated abnormal behavior, and very rare cases of death in patients suffering from influenza who have also been taking the antiviral Tamiflu. The Japanese Ministry for Health and Welfare stated that they see no causal relationship between these cases and Tamiflu.

Tamiflu has now been used in over 45 million influenza patients worldwide[2] and treatment with Tamiflu has proven successful in reducing the duration and severity of the disease. Post marketing surveillance has confirmed that rates of neuropsychiatric events in patients with influenza also taking Tamiflu are uncommon, occurring in around 1 in 37,000 patients[2]. In addition, reports of such events leading to death are extremely rare, occurring in around 1 out of every 5 million influenza patients treated[2]. No causal link between such events and Tamiflu has been established.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Offic

Telefon: +41 61 688 8888 / E-Mail: basel.mediaoffice@roche.com

- Baschi Dürr

- Daniel Piller (Leiter Medienstelle Roche-Gruppe)

- Katja Prowald (Leiterin Wissenschaftskommunikation)

- Martina Rupp

Reference List

(1) Roche data on file. Clinical Study Report WV-15758

(2) Roche data on file

(3) Yokota S, et al. Cooperating Research Report 2006; MHLW; Scientific Study on the Occurrence of Influenza-associated Symptoms

(4) Newland JG, Laurich VM, Rosenquist AW, Heydon K, Licht DJ, Keren R et al. Neurologic complications in children hospitalized with influenza: characteristics, incidence, and risk factors. J Pediatr 2007; 150(3):306-310.

(5) Hara K, et al. Clinical characteristics of children with abnormal behavior associated with influenza infection. Nippon Shonika Gakkai Zasshi 111(1) 38-44 (2007)

(6) Goshima N, et al. Clinical investigation on abnormal behaviors in persons infected with influenza; Pediatric infection and immunity, vol. 18 no..4, p 371-375

Roche

Dividend for 2006 financial year

The Annual General Meeting of Roche Shareholders voted on 5 March 2007 to distribute an ordinary dividend of CHF 3.40 gross per share and non-voting equity security *(Genussschein)* for the 2006 financial year. This amounts to a net dividend of CHF 2.21 after deducting the 35% withholding tax due on the distribution.

The ordinary dividend will be payable, free of charges, starting Thursday, 8 March 2007 on presentation of **Coupon # 6** at UBS AG, Basel and Zurich, Credit Suisse, Zurich, and any Swiss branch of these banks.

Basel, 6 March 2007
Roche Holding Ltd

END